FOR IMMEDIATE RELEASE	Exhibit 99.2

LAN AIRLINES REPORTS NET INCOME OF US$4.2 MILLION FOR THE SECOND QUARTER OF 2009

Santiago, Chile, July 28, 2009 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for the second quarter ended June 30, 2009. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars

HIGHLIGHTS
  LAN reported net income of US$4.2 million for the second quarter 2009. This represents a 93.0%decrease compared to net income of US$60.5 million in the second quarter 2008. These resultswere impacted by a US$52.6 million fuel hedging loss recognized during the quarter, whileresults for the second quarter of 2008 included a fuel hedge gain of US$29.2 million.
  Excluding the impact of fuel hedging, operating income reached US$87.6 million in the secondquarter 2009, a 56.2% increase compared to US$56.1 million in the second quarter 2008.
  Furthermore, the operating margin excluding hedging losses reached 11.2% in the secondquarter 2009 as compared to 5.6% in the second quarter 2008, which represents a significantincrease in LAN’s operating efficiency, especially considering that the second quarter isseasonally the weakest of the year.
  Continuing with the expansion and renewal of its fleet, during the second quarter 2009, LANreceived two new Boeing 777 freighters. LAN Cargo is the first carrier in the region to operatethis aircraft, the most modern and efficient freighter of its type.
  During the quarter LAN completed a round of financing initiated in March 2009, raising anadditional US$210 million through bank loans in the Chilean market, reaching a total of US$250million in bilateral loans with five local banks. These loans have a three year tenor and attractiveinterest rates, and will be used to increase the Company’s liquidity position. At the end of thesecond quarter, LAN had a total of US$700 million in cash and cash equivalents, representing18.0% of last twelve month revenues. Furthermore, LAN is in the final stage of securing long-term financing for three Boeing 767 aircraft to be delivered between 2009 and 2010. Thisfinancing is expected to be supported by the US EX-IM Bank.
  In line with LAN’s continued commitment to expand its route network and improve connectivityfor passengers traveling within the region, during the second quarter LAN launched service fromits Lima hub to Cartagena de Indias, Colombia two times per week. In addition, on July 10 LANinitiated daily service from Santiago to Lima via Iquique. On August 15, the Company willoperate Lima – Cali via Quito three times per week. As for its domestic operations, LAN
  Argentina incorporated a new route from Buenos Aires to Tucuman with 13 weekly frequencies.In addition, LAN Ecuador continued developing its domestic routes in that market, currentlyoperating 46 weekly frequencies between Quito and Guayaquil as well as daily service betweenGuayaquil and Cuenca.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Investor Relations	Maria Barona/ Peter Majeski
gisela.escobar@lan.com	lan@i-advize.com
rodrigo.petric@lan.com	i-advize Corporate Communications, Inc.
bernardita.sepulveda@lan.com	Tel: (212) 406-3690
Tel: (56-2) 565-8785

  LAN continues to receive international recognition. In July 2009, the Company was ranked insixth place in the annual ranking of Top Performing Airlines by the specialized industrypublication Aviation Week, which focused on companies that have best managed the currentcrisis environment. The ranking included the 32 major carriers globally, with LAN appearing asthe leader in Latin America. In addition, LAN was recognized as the most respected company inChile in the annual ranking by local newspaper La Segunda and Adimark GFK, based on theopinion of respected Chilean business executives.

Management Comments on Second Quarter 2009 Results

LAN reported net income of US$4.2 million for the second quarter 2009. Operating results for the quarter were impacted by a US$52.6 million fuel hedging loss. Excluding this impact, operating income reached US$87.6 million, an increase of 56.2% compared to the second quarter of 2008. The operating margin excluding the impact of the fuel hedge loss reached 11.2% .

During the second quarter 2009, LAN’s consolidated revenues decreased 21.7% . Passenger revenues declined 10.9% during the quarter driven by a 21.5% decrease in yields. Despite this, it is important to note that amidst the weakened global economic environment and despite the seasonally weak months, LAN continued to show significant growth in its passenger operations, demonstrating its solid market position in the routes in which it operates. As a result, during the second quarter passenger traffic growth reached 13.5% and passenger load factor increased 1.7 points from 71.9% to 73.6% . Revenues per ASK (RASK) decreased 19.7%, partially offset by a 10.9% expansion in capacity.

Passenger yields decreased this quarter mainly as a result of lower fuel surcharges, driven by a 55.3% decline in LAN’s average fuel price during the quarter (excluding fuel hedges). Fuel surcharges are adjusted on a monthly basis to reflect the average price of fuel (WTI) in the previous month. Yield declines this quarter were also due in part to lower nominal fares as a result of price promotions implemented on certain routes, aimed at stimulating traffic during the lowest season of the year. During the second quarter, the Company managed capacity to respond to demand growth and market opportunities. Capacity increased in the domestic markets of Argentina, Chile, Peru and Ecuador, as well as on certain regional routes and long haul routes to Europe, the South Pacific and North America.

During the second quarter 2009, cargo revenues decreased 43.4%, as capacity declined 12.7% and unit cargo revenues decreased 35.2% . Lower revenues per ATK resulted mainly from a 19.9% decline in traffic, which led to a 5.9 point decline in load factors from 71.9% to 65.9%, as well as a 29.3% decline in yields. Cargo traffic this quarter fell in-line with the trend in cargo markets worldwide, impacted mainly by the global economic slowdown. In addition, LAN Cargo was affected during the second quarter by a very weak seed export season, as well as by the decline in salmon exports from Chile as a result of the ISA virus. These effects have been offset in part by the Company's new cargo operation in Colombia as well as the new domestic cargo operation in Brazil through LAN Cargo’s Brazilian affiliate, ABSA.

In order to adjust cargo capacity to current market conditions, LAN Cargo has decreased the amount of wet leases (ACMI) it operates, which was partially replaced with the two Boeing 777 freighters that were delivered during the second quarter of 2009. These modern and highly efficient aircraft will give LAN Cargo a significant competitive advantage and will uniquely position the Company to benefit from a recovery in the industry. In general, and despite the weak economic situation, LAN continues to successfully manage its cargo operation in order to optimize capacity in the bellies of passenger aircraft and to use the flexibility to design the routes of the Company's freighter operation according to demand patterns. The ability to benefit from the synergies of an integrated passenger and cargo operation amidst the global economic slowdown validates the LAN business model.

Operating expenses declined 18.2% compared to the second quarter 2008, while costs per ATK (including net financial expenses) decreased 16.4%, driven mainly by significant declines in fuel costs. Lower fuel prices generated US$131.6 million in reduced fuel costs for the quarter, including the net impact of fuel hedges. For the remainder of 2009 and 2010, LAN has hedged approximately 19% of its estimated fuel requirements for the third quarter 2009, 20% for the fourth quarter 2009 and 11% for the first quarter 2010 through zero cost collars. The Company has hedged an additional 19% for the third quarter 2009, 28% for the fourth quarter 2009 and 10% for the first quarter 2010 through call options. Excluding fuel, unit costs decreased 3.0%, mainly due to lower commercial costs and lower wages and benefits, partially offset by higher fleet costs. Net interest expenses increased 45.3% from US$24.3 million to US$35.3 million, driven mainly by higher debt related to fleet financing.

LAN continues to maintain a solid financial position, with ample liquidity and a sound financial structure, as reflected by its BBB international credit rating (Fitch). At the end of the quarter, LAN reported US$700 million in cash and cash equivalents, representing 18.0% of revenues for the last twelve months. The Company raised US$250 million during the first half of 2009 through loans with domestic banks in Chile, the purpose of which is to increase liquidity. Additionally, the Company has no short term debt and its long-term debt, mainly related to aircraft financing, has 12 to 15-year repayment profiles with competitive interest rates. The Company has limited exposure to foreign exchange rate fluctuations since approximately 83% of revenues are U.S. dollar denominated.

In-line with LAN’s service orientation, the Company concluded its retrofit program to reconfigure all wide-body passenger aircraft with the new Premium Business Class and upgraded Economy Class. The Boeing 767-300 retrofit program was completed in October 2008, while the Airbus A340-300 retrofit program was completed in May 2009, for a total investment of approximately US$120 million. In this way, LAN offers a superior product that only a select group of airlines in the world offers to its passengers, on all long haul routes from Latin America to North America, Europe and the South Pacific, as well as on certain regional routes.

Despite the global economic slowdown, during the second quarter 2009, LAN continued to report consistent positive results. This is a testament to LAN’s solid and flexible business model and the leadership position it has established in the markets it serves. Based on its consistent track record and its solid balance sheet, the Company is able to continue improving its long-term strategic position by addressing opportunities, strengthening its market position and increasing competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (in US$ millions)
	2Q09	2Q08	%Chg		1H09	1H08	%Chg
Revenues	785.1	1,002.9	-21.7%		1,667.3	2,034.4	-18.0%
Operating Expenses	-750.2	-917.6	-18.2%		-1,514.3	-1,799.6	-15.9%

Operating Income	34.9	85.3	-59.1%		153.0	234.8	-34.9%

Depreciation and Amortization	72.2	62.3	15.9%		146.8	124.2	18.2%

EBITDA	107.1	147.6	-27.4%		299.8	359.0	-16.5%
EBITDA Margin	13.6%	14.7%	-1.1	pp	18.0%	17.6%	0.3	pp

Aircraft Rentals	20.3	18.2	11.7%		36.1	36.5	-1.3%

EBITDAR	127.5	165.8	-23.1%		335.8	395.6	-15.1%
EBITDAR Margin	16.2%	16.5%	-0.3	pp	20.1%	19.4%	0.7	pp

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

Recent Events

Financing Initiatives
During the quarter LAN completed a round of financing initiated in March 2009, raising an additional US$210 million through loans with banks in the Chilean market, for a total of US$250 million in bilateral loans with five local banks. These loans have a three year tenor and attractive interest rates, and will be used to increase the Company’s liquidity position. At the end of the second quarter, LAN reported a total of US$700 million in cash and cash equivalents, representing 18.0% of last twelve month revenues. Furthermore, LAN is in the final stage of securing long-term financing for three Boeing 767 aircraft to be delivered between 2009 and 2010. This financing is expected to be supported by the US EX-IM Bank.

Fleet Plan
During the second quarter 2009, the Company continued with the expansion and renovation of its fleet, as LAN Cargo received 2 new leased Boeing 777 freighters. For the remainder of the year, the Company expects delivery of two Boeing 767-300 passenger aircraft, and expects to return one leased Boeing 767-300 passenger aircraft, operating a total of 27 Boeing 767-300 passenger aircraft as of year-end 2009.

During the quarter, LAN modified the delivery dates for certain of its aircraft orders, especially for 2011 and 2012. In addition, the Company reached an agreement with Boeing to exchange one Boeing 777 freighter scheduled for delivery in 2011 for two Boeing 767-300 aircraft to be delivered in 2011 and 2012. LAN’s six Boeing 767-300 aircraft on order for 2011 and 2012 may be converted to freighters at the Company’s option.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

Year	2009	2010	2011	2012

PASSENGER FLEET
A320/A319/A318	53	59	68	68
B767-300 ER	27	28	30	33
A340-300	5	5	5	5
TOTAL PASSENGER FLEET	85	92	103	106

CARGO FLEET
767-300 F	9	9	10	10
777-200 F	2	2	2	3
TOTAL CARGO FLEET	11	11	12	13

TOTAL FLEET	96	103	115	119

Total Fleet Capex (US$ millions)	351	408	705	433

Outlook

Considering current market conditions, the Company expects passenger ASK growth to be approximately 10% in 2009. Growth in the passenger business is expected to be mainly driven by the domestic markets in Chile, Peru, Argentina and Ecuador. For 2009, the cargo business will expand operations through its new affiliate in Colombia, as well as through the operation in the Brazilian domestic market. Considering current market conditions, LAN expects a cargo ATK decline in 2009 of between 7% and 8%.

During the second quarter 2009, LAN took delivery of 2 Boeing 777 freighter aircraft, totaling a fleet of 84 passenger aircraft and 11 freighters. For the remainder of 2009, LAN expects to receive two wide body passenger aircraft in the fourth quarter of the year.

Consolidated Second Quarter 2009 Results

Net income for the second quarter 2009 amounted to US$4.2 million, compared to US$60.5 million in the same period 2008, a decrease of 93.0% . Net margin for the quarter decreased from 6.0% in 2008 to 0.5% in 2009. These results were impacted by a US$52.6 million fuel hedging loss recognized during the quarter, while results for the second quarter of 2008 included a fuel hedge gain of US$29.2 million

Operating income amounted to US$34.9 million in the second quarter 2009, compared to US$85.3 million in the second quarter 2008. Operating margin for the quarter decreased to 4.4% . Excluding the impact of fuel hedging, operating income reached US$87.6 million in the second quarter 2009, a 56.2% increase compared to US$56.1 million in the second quarter 2008. Furthermore, operating margin excluding hedging losses reached 11.2% in the second quarter 2009 as compared to 5.6% in the second quarter 2008.

Total operating revenues decreased 21.7% compared to the second quarter 2008, reaching US$785.1 million. This reflected a:

  10.9% decrease in passenger revenues to US$546.9 million,
  43.4% decrease in cargo revenues to US$200.8 million, and a
  8.4% increase in other revenues to US$37.4 million.

Passenger and cargo revenues accounted for 70% and 26% of total revenues for the quarter, respectively.

Passenger revenues decreased 10.9%, driven by a 21.5% decrease in yields, partially offset by a 13.5% growth in traffic. Load factors increased from 71.9% to 73.6%, as the increase in traffic outpaced the 10.9% capacity increase. Overall, revenues per ASK decreased 19.7% .Traffic grew as a result of a 32.0% increase in domestic traffic (including domestic operations in Chile, Argentina, Peru and Ecuador), and a 7.3% increase in international traffic. International traffic accounted for 70% of total passenger traffic during the quarter. Yields decreased 21.5% as a result of lower fuel surcharges and lower fares due to price promotions implemented on certain routes, aimed at stimulating traffic during the lowest season of the year.

Cargo revenues decreased 43.4% in the quarter, driven by a 29.3% decrease in yields, coupled with a 19.9% decrease in traffic. Cargo traffic this quarter was impacted by the global economic slowdown, a very weak seed export season, as well as by the decline in salmon exports from Chile as a result of the ISA virus. Capacity decreased 12.7% during the quarter. As a consequence, load factors decreased from 71.9% to 65.9% . Revenues per ATK decreased 35.2% compared to the second quarter 2008.

Other revenues increased 8.4%, mainly driven by an increase in revenues from tour and travel services, partially offset by lower revenues from aircraft leases to third parties.

Total operating expenses decreased 18.2% during the quarter, while unit (ATK) costs decreased 16.4% as compared to the second quarter 2008. Lower jet fuel prices during the quarter led to approximately US$131.6 million in reduced fuel costs (net of fuel hedges). Excluding fuel, unit costs decreased 3.0% . Changes in operating expenses were mainly due to the following:

  Wages and benefits decreased 3.1%, driven mainly by the impact of the devaluation ofdomestic currencies in the region, which were partly offset by the increase in average headcountduring the quarter, compounded with a higher average wage, in-line with the inflation rate.
  Fuel costs decreased 37.6%, mainly driven by a 55.3% decrease in prices coupled with a 1.1%decrease in consumption, in-line with LAN’s operations during the quarter. In addition, thecompany recognized a US$ 52.6 million fuel hedge loss, compared to a US$ 29.3 million fuelhedge gain in the second quarter of 2008.
  Commissions to agents decreased 28.3%, due to a 22.8% decrease in traffic revenues(passenger and cargo), coupled with a 0.3 point reduction in average commissions. Thisreduction was related mainly to lower commissions in the passenger business.
  Depreciation and amortization increased 15.9%, mainly due to the incorporation of threenew Boeing 767 aircraft, one Airbus A320, five Airbus A319 and five Airbus A318 aircraft,partially offset by the phase out of the Boeing 737-200 fleet completed in May 2008.
  Other rental and landing fees decreased 12.8%, mainly due to the impact of lower variableaircraft rentals (ACMI) in the cargo business.
  Passenger service expenses decreased 0.8%, driven by a decrease in the on board servicecost, due to a renegotiation of contracts with third party suppliers as well as logistical efficienciesin the on board service process. This offset a 23.5% increase in the number of passengerstransported during the quarter.
  Aircraft rentals increased 11.7%, mainly driven by an increase in the average rental cost ofleased aircraft, due to the reception of two B777 freighters during the quarter.
  Maintenance expenses increased 28.6% due to a larger fleet and the escalation inmaintenance contracts.
  Other operating expenses decreased 16.2%, due to lower costs related to sales, onboardsales and employee transportation.
Non-operating results
  Interest income increased from US$3.1 million in the second quarter of 2008 to US$5.1 millionin the second quarter of 2009, mainly due to higher interest related to a higher cash balance.

  Interest expense increased 47.8% in line with higher average long-term debt related to fleetfinancing.
  In the other income-net line, the Company recorded a US$2.5 million gain compared to aUS$7.7 million gain in 2008, due to a lower foreign-exchange gain.
Consolidated First Half 2009 Results

Net income for the first six months of 2009 amounted to US$69.2 million, compared to US$160.1 million in the same period 2008, a decrease of 56.8% . Net margin for the first half decreased from 7.9% in 2008 to 4.2% in 2009. These results were impacted by a US$110.6 million fuel hedging loss recognized during the period, while results for the first half of 2008 included a fuel hedge gain of US$30.7 million

Operating income amounted to US$153.0 million in the first half 2009, compared to US$234.8 million in the same period of 2008. Operating margin for the period decreased to 9.2% . Excluding the impact of fuel hedging, operating income reached US$263.5 million in the first half of 2009, a 29.1% increase compared to US$204.1 million in the first half of 2008. Furthermore, operating margin excluding hedging losses reached 15.8% in the first half of 2009 as compared to 10.0% in the first half of 2008.

Total operating revenues decreased 18.0% compared to the first six months of 2008, reaching US$1,667.3 million. This reflected a:

  8.5% decrease in passenger revenues to US$1,198.5 million,
  38.4% decrease in cargo revenues to US$397.4 million, and a
  9.7% decrease in other revenues to US$71.3 million.

Passenger and cargo revenues accounted for 72% and 24% of total revenues for the first half 2009, respectively.

Passenger revenues decreased 8.5%, driven by a 17.6% decrease in yields, partially offset by an 11.0% growth in traffic. Load factors decreased from 76.3% to 75.9%, as the 11.6% increase in capacity outpaced the traffic increase. Overall, revenues per ASK decreased 18.0% . Traffic grew as a result of a 31.0% increase in domestic traffic (including domestic operations Chile, Argentina, Peru and Ecuador), and a 4.2% increase in international traffic. International traffic accounted for 70% of total passenger traffic during the period. Yields decreased 17.6% as a result of lower fuel surcharges and lower fares due to price promotions implemented on certain routes.

Cargo revenues decreased 38.4% during the first half 2009, driven by a 23.0% decrease in yields, coupled with a 20.0% decrease in traffic. Cargo traffic this period was impacted by the global economic slowdown, a very weak seed export season, as well as by the decline in salmon exports from Chile as a result of the ISA virus. Capacity decreased 12.0% during this period. As a consequence, load factors decreased from 72.1% to 65.5% . Revenues per ATK decreased 30.1% compared to the first half of 2008.

Other revenues decreased 9.7%, mainly driven by a decrease in onboard sales, storage and custom services to third parties and lower revenues from aircraft leases, partially offset by higher revenues from tour and travel services. In addition, the ‘Other revenues’ line in the first half 2008 included US$5.7 million in compensation from Airbus related to a change in the delivery schedule for certain Airbus A318 aircraft.

Total operating expenses decreased 15.9% during the first half of 2009, while unit (ATK) costs decreased 13.5% as compared to the same period in 2008. Lower jet fuel prices during this period led to approximately US$231.5 million in reduced fuel costs (net of fuel hedges). Excluding fuel, unit costs decreased 1.0% . Changes in operating expenses were mainly due to the following:

  Wages and benefits decreased 3.2%, driven mainly by the impact of the devaluation ofdomestic currencies in the region, which were partly offset by the increase in average headcountduring the first six months of 2009, compounded with a higher average wage, in-line with theinflation rate.
  Fuel costs decreased 34.0%, mainly driven by a 33.7% decrease in prices, compounded with a0.3% decrease in consumption, in-line with LAN’s operations during the first six months. Inaddition, the Company recognized a US$110.6 million fuel hedge loss, compared to a US$ 30.7million fuel hedge gain in the first half of 2008.
  Commissions to agents decreased 23.8%, due to an 18.4% decrease in traffic revenues(passenger and cargo), coupled with a 0.3 point reduction in average commissions. Thisreduction was related mainly to lower commissions in the passenger business.
  Depreciation and amortization increased 18.2%, mainly due to the incorporation of threenew Boeing 767 aircraft, one Airbus A320, five Airbus A319 and five Airbus A318 aircraft,partially offset by the phase out of the Boeing 737-200 fleet completed in May 2008.
  Other rental and landing fees decreased 9.4%, mainly due to the impact of lower variableaircraft rentals (ACMI) in the cargo business.
  Passenger service expenses increased 5.2%, mainly driven by the 20.8% increase in thenumber of passengers transported during the period. This was partly offset by a decrease in theon board service cost, due to a renegotiation of contracts with third party suppliers as well aslogistical efficiencies in the on board service process
  Aircraft rentals decreased 1.3%, mainly due to a decrease in the average number of leasedaircraft during the period, which was partially offset by an increase in the average rental cost,due to the arrival of two Boeing 777 freighters in the second quarter 2009.
  Maintenance expenses increased 7.4%, due to a larger fleet and the escalation inmaintenance contracts.
  Other operating expenses decreased 12.2%, due to lower costs related to sales, onboardsales and employee transportation.
Non-operating results
  Interest income increased from US$3.6 million in the first half of 2008 to US$7.6 million in thefirst half of 2009, mainly due to higher interest related to a higher cash balance.
  Interest expense increased 45.9% due to higher average long-term debt related to fleetfinancing.
  In the other income-net line, the Company recorded a US$1.7 million gain compared to aUS$5.5 million gain in 2008, mainly due to a lower foreign-exchange gain.
*****

About LAN
LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 65 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 63 additional international destinations through its various alliances. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean domestic market and has begun operations in the domestic market of Ecuador.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 84 passenger aircraft, and its cargo subsidiary, LAN CARGO and its respective cargo affiliates, have a fleet of 11 freighters. The company recently completed its short haul fleet renovation process by acquiring new aircraft from the Airbus A320 family, enabling LAN to improve its efficiency and to reduce significantly its CO2 emissions. The fleet renovation is part of the company’s commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, the global alliance that encompasses the best airlines in the world. For more information please visit www.lan.com or www.oneworldalliance.com

******

Note on Forward-Looking Statements
This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Income Statement (in thousands of US$)

	For the Three-Month Period ended			For the Six-Month Period ended
		June 30,			June 30,
	2009	2008	Var. %	2009	2008	Var. %

REVENUE
Passenger	546,918	613,632	-10.9%	1,198,512	1,310,091	-8.5%
Cargo	200,756	354,722	-43.4%	397,438	645,332	-38.4%
Other	37,435	34,550	8.4%	71,335	79,023	-9.7%

TOTAL OPERATING REVENUE	785,109	1,002,904	-21.7%	1,667,285	2,034,446	-18.0%

Expenses
Wages and Benefits	-149,283	-154,050	-3.1%	-297,695	-307,620	-3.2%
Aircraft Fuel	-225,176	-360,579	-37.6%	-453,443	-687,270	-34.0%
Comissions to Agents	-31,140	-43,432	-28.3%	-67,673	-88,820	-23.8%
Depreciation and Amortization	-72,222	-62,297	15.9%	-146,771	-124,193	18.2%
Other Rental and Landing Fees	-118,795	-136,185	-12.8%	-237,130	-261,859	-9.4%
Passenger Services	-20,583	-20,748	-0.8%	-43,422	-41,274	5.2%
Aircraft Rentals	-20,338	-18,214	11.7%	-36,059	-36,529	-1.3%
Aircraft Maintenace	-29,560	-22,987	28.6%	-59,672	-55,544	7.4%
Other Operating Expenses	-83,090	-99,109	-16.2	-172,437	-196,498	-12.2%

TOTAL OPERATING EXPENSES	-750,187	-917,601	-18.2%	-1,514,302	-1,799,607	-15.9%

OPERATING INCOME	34,922	85,303	-59.1%	152,983	234,839	-34.9%

Operating Margin	4.4%	8.5%	-0.5pp.	9.2%	11.5%	-0.2pp.

Interest Income	5,113	3,052	67.5%	7,579	3,609	110.0%
Interest Expense	(40,363)	(27,314	47.8%	(78,104)	(53,518)	45.9%
Other Income (Expense)	2,517	7,716	-67.4%	1,738	5,538	-68.6%

INCOME BEFORE TAXES AND MINORITY INTEREST	2,189	68,757	-96.8%	84,196	190,468	-55.8%
Income Taxes	-783	-10,058	-92.2%	-13,827	-29,441	-53.0%

INCOME BEFORE MINORITY INTEREST	1,406	58,699	-97.6%	70,369	161,027	-56.3%

Attributable to:
Shareholders	4,231	60,487	-93.0%	69,247	160,118	-56.8%
Minority Interest	-2,825	-1,788	58.0%	1,122	909	23.4%

NET INCOME	4,231	60,487	-93.0%	69,247	160,118	-56.8%

Net Margin	0.5%	6.0	-0.9 pp.	4.2%	7.9%	-0.5pp.

Effective tax rate	-15.6%	-14.3		-16.6%	-15.5%

Shares outstanding	338,790,909	338,790,909		338,790,909	338,790,909
Earnings per share ($)	0.01	0.18	-93.0%	0.20	0.47	-56.8%

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Operating Statistics

	For the Three-Month Period ended				For the Six-Month Period ended
		June 30,				June 30,
	2009	2008	% Change		2009	2008	% Change

Operating Statistics

System

ATKs (millions)	1,827.7	1,853.2	-1.4%	%	3,691.9	3,735.9	-1.2%
ASKs (millions)	9,027.7	8,138.3	10.9%	%	18,783.8	16,833.6	11.6%
RTKs (millions)	1,194.2	1,271.7	-6.1%	%	2,445.2	2,609.1	-6.3%
RPKs (millions)	6,641.2	5,851.8	13.5%	%	14,250.0	12,836.3	11.0%
Overall Load Factor (based on ATKs)%	65.3%	68.6%	-3.3pp.	pp.	66.2%	69.8%	-3.6pp.
Break-Even Load Factor (based on ATK)%	65.4%	64.3%	1.1pp.	pp.	62.8%	63.2%	-0.4pp.
Yield based on RTKs (US Cents)	62.6	76.1	-17.8%	%	65.3	74.9	-12.9%
Operating Revenues per ATK (US Cents)	40.9	52.3	-21.7%	%	43.2	52.3	-17.4%
Operating Costs per ATK (US Cents)	40.9	49.0	-16.4%	%	41.0	47.4	-13.5%
Fuel Gallons Consumed (millions)	105.6	106.8	-1.1%	%	216.6	217.4	-0.3%
Average Trip Length (thousands km)	1.896	2.064	-8.1%	%	1.955	2.128	-8.1%

Passenger

ASKs (millions)	9,027.7	8,138.3	10.9%	%	18,783.8	16,833.6	11.6%
RPKs (millions)	6,641.2	5,851.8	13.5%	%	14,250.0	12,836.3	11.0%
RTKs (millions)	597.7	526.7	13.5%	%	1,282.5	1,155.3	11.0%
Passengers Transported (thousands)	3,503	2,836	23.5%	%	7,290	6,033	20.8%
Load Factor (based on ASKs) %	73.6%	71.9%	1.7pp.	pp.	75.9%	76.3%	-0.4pp.
Yield (based on RPKs, US Cents)	8.2	10.5	-21.5%	%	8.4	10.2	-17.6%
Yield (based on RTKs, US Cents)	91.5	116.5	-21.5%	%	93.5	113.4	-17.6%
Revenue/ASK (US cents)	6.1	7.5	-19.7%	%	6.4	7.8	-18.0%

Cargo

ATKs (millions)	904.5	1,036.4	-12.7%	%	1,774.4	2,015.2	-12.0%
RTKs (millions)	596.4	745.1	-19.9%	%	1,162.7	1,453.8	-20.0%
Tons Transported (thousands)	152.7	167.7	-8.9%	%	291.4	323.5	-9.9%
Load Factor (based on ATKs) %	65.9%	71.9%	-5.9pp.	pp.	65.5%	72.1%	-6.6pp.
Yield based on RTKs (US Cents)	33.7	47.6	-29.3%	%	34.2	44.4	-23.0%
Revenue/ATK (US Cents)	22.2	34.2	-35.2%	%	22.4	32.0	-30.1%

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Consolidated Balance Sheet (in thousands of US$)

	As of June 30,	As of December 31,
	2009	2008

Total Assets	5,449,963	5,196,866
Total Liabilities	4,453,566	4,428,262
Total Equity (*)	996,397	768,604

Total Liabilities and Shareholders equity	5,449,963	5,196,866

Net Debt
Current and long term portion of loans from financial institutions	2,400,050	2,118,316
Current and long term portion of obligations under capital leases	320,095	246,819
Other liabilities current and long termportion	292,287	292,065
Cash and cash equivalents	-699,740	-411,037

Total Net Debt	2,312,692	2,246,163

(*) Under IFRS, Equity includes Minority Interest, wich amounted to US$ Th 6,829 as of December 2008, and US$ Th 6,798 as of June 2009

FOR IMMEDIATE RELEASE

LAN Airlines S.A.
Fleet Data

Consolidated Fleet
	As of June 30, 2009

	Leased	Owned	Total
Passenger Aircraft
Airbus A318-100	0	15	15
Airbus A319-100	0	20	20
Airbus A320-200	2	16	18
Boeing 767-300	11	15	26
Airbus A340-300	1	4	5

TOTAL	14	70	84

Cargo Aircraft
Boeing 777-200F	2	0	2
Boeing 767-300F	1	8	9

TOTAL	3	8	11

Total Fleet	17	78	95

Note: Table does not include one Boeing 767-200 leased to Aerovías de México S.A. and five Boeing 737-200 leased to Sky Services S.A.